Filed by Spectra Energy Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spectra Energy Corp

(Commission File No. 001-33007)

Date: September 6, 2016

Customer Email

Good morning,

I want to share with you some exciting news. Today Spectra Energy and Enbridge announced an agreement under which Spectra Energy and Enbridge will combine in a transaction that will diversify our business mix, enhance our scale, and extend our organic growth profile. The combined company will provide an exceptional energy footprint that will increase optionality for customers and be a preeminent platform to pursue new projects designed to safely and reliably meet your evolving needs.

Our two companies share complementary values, including a commitment to safety, our customers, teamwork, operational excellence, and service to the communities in which we live and work. Our collective cultures, investment profiles, business unit focus and commercial and regulatory philosophies will ensure a smooth integration and will allow us to realize all the benefits of this significant transaction.

It is important to note that Spectra Energy and Enbridge will continue to operate as separate companies until the transaction closes, which we expect to occur in the first quarter of 2017, pending required approvals from regulators and our shareholders and satisfaction of other customary conditions. We want to assure you that our customers will continue to enjoy the level of service they expect throughout this transition period and beyond.

We look forward to speaking with you about this transaction and continuing our relationship. To learn more about today’s announcement, we encourage you to read our press release, which can be found here <link>.

Thank you for your business and continued confidence in our company. We truly value our relationship with you and look forward to continuing to serve you now and with our combined team in the future.

Best Regards,

Important Additional Information

In connection with the proposed transaction, Enbridge will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a Proxy Statement of Spectra and a Prospectus of Enbridge, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Enbridge and Spectra will be submitted to Spectra’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF SPECTRA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Enbridge and Spectra, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Enbridge, Investor Relations, 200, Fifth Avenue Place, 425—1st Street S.W., Calgary, Alberta, Canada T2P 3L8, (403) 266-7922, or to Spectra, Investor Relations, 5400 Westheimer Court, Houston, TX 77056-5310, (713) 627-5400.

Customer Email

PARTICIPANTS IN THE SOLICITATION

Enbridge, Spectra, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Enbridge’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its notice of annual meeting and management proxy circular for its 2016 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 31, 2016. Information regarding Spectra’s directors and executive officers is available in Spectra’s proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on March 16, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

UST Customer note from Greg Ebel

This morning Spectra Energy and Enbridge announced that the two companies intend to merge into what we believe will be the finest, most diversified energy infrastructure company in North America, if not the world. This is an incredible opportunity for both companies, and I could not be more excited about what it means going forward. Simply put, Spectra Energy will combine the best natural gas pipeline assets in North America with Enbridge’s continent leading liquids pipeline assets. Together, the merged company will have what we believe is the best platform for serving customers in every region of North America.

Combined with our shared passion and culture for operational safety and serving customers, the merged company will be the best in class. Further, with some $20 billion in additional pipeline and energy infrastructure projects in execution by the two companies today, the ability to provide customers with market reach and diversity of supply will be even greater than at present. Importantly, Enbridge’s strong financial position, both now and going forward, will help ensure that projects being built for our customers now and in the future will be completed in a cost effective manner.

I don’t expect you will see many, if any, changes over the coming months while we complete the various regulatory and shareholder approvals required to close the merger. Once those are completed, we will be able to move forward, conducting our operations and business under the Enbridge name. At that point, Al Monaco, the current CEO of Enbridge, will become CEO of the newly merged Enbridge, while I will take on the role of chairman of the board of Enbridge. Al is an excellent leader, and I have complete confidence in Al’s abilities to lead the day–to-day activities of the new Enbridge. We are delighted to announce that upon closing, Bill Yardley will remain located in Houston and lead the entire natural gas infrastructure business for the new Enbridge and report directly to Al. Given Bill’s long history and leadership position in the industry, this is an excellent decision for customers and ensures that the level of service and responsiveness that Spectra Energy’s customers have come to expect will continue unabated.

As we proceed toward completing this transaction, you can expect regular communications from us on how this exciting opportunity is developing, and this link provides the press release (linked) the companies issued this morning.

Please don’t hesitate to contact me if you have any questions on this transaction or if I can assist you in anyway.

GE

Important Additional Information

In connection with the proposed transaction, Enbridge will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a Proxy Statement of Spectra and a Prospectus of Enbridge, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Enbridge and Spectra will be submitted to Spectra’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF SPECTRA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Enbridge and Spectra, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Enbridge, Investor Relations, 200, Fifth Avenue Place, 425—1st Street S.W., Calgary, Alberta, Canada T2P 3L8, (403) 266-7922, or to Spectra, Investor Relations, 5400 Westheimer Court, Houston, TX 77056-5310, (713) 627-5400.

PARTICIPANTS IN THE SOLICITATION

Enbridge, Spectra, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Enbridge’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its notice of annual meeting and management proxy circular for its 2016 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 31, 2016. Information regarding Spectra’s directors and executive officers is available in Spectra’s proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on March 16, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Supplier Email

To our valued partners:

We want to share with you some exciting news. Today Spectra Energy and Enbridge announced an agreement under which the two companies will combine in a transaction that will diversify our business mix, enhance our scale, and extend our organic growth profile. The combined company will provide an exceptional energy footprint and a preeminent platform to grow complementary businesses across natural gas, crude oil, natural gas liquids and renewable power. Our two companies share similar cultures, values, investment profiles, business unit focus and commercial and regulatory philosophies, which gives us great confidence in a smooth transition.

It is important to note that Spectra Energy and Enbridge will continue to operate as separate companies until the transaction closes, which we expect to occur in the first quarter of 2017, pending required approvals from regulators and our shareholders and satisfaction of other customary conditions. We want to assure you that, until then, it will be business as usual.

We look forward to speaking with you about this transaction and continuing our relationship. To learn more about today’s announcement, we encourage you to read our press release, which can be found here <link>.

Best Regards,

Important Additional Information

In connection with the proposed transaction, Enbridge will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a Proxy Statement of Spectra and a Prospectus of Enbridge, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Enbridge and Spectra will be submitted to Spectra’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF SPECTRA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Enbridge and Spectra, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Enbridge, Investor Relations, 200, Fifth Avenue Place, 425—1st Street S.W., Calgary, Alberta, Canada T2P 3L8, (403) 266-7922, or to Spectra, Investor Relations, 5400 Westheimer Court, Houston, TX 77056-5310, (713) 627-5400.

PARTICIPANTS IN THE SOLICITATION

Enbridge, Spectra, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Enbridge’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its notice of annual meeting and management proxy circular for its 2016 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 31, 2016. Information regarding Spectra’s directors and executive officers is available in Spectra’s proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC

Supplier Email

on March 16, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.